RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 16 P 12:20
OFFICE OF INTER... CORPORATE FIN...

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

[redacted]

06017625

Exemption File No.82 - 35005

3rd October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 30th September, 2006 accompanied with disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

10/25

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

September 30, 2006

Shri S. Subramanian
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosure under Regulation 7(3)**

We have received on September 29, 2006 disclosure from M/s. AAA Communication Private Limited, under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). We enclose herewith the disclosure as required under Regulation 7(3) of the Regulations, with respect to the said disclosure received.

We have also received disclosure under Regulation 7(1) from M/s. AAA Communication Private Limited for which separate disclosure under Regulation 7(3) is being made.

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	30.09.06	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1A)		
Names of the acquirers/sellers and PACs with them	Smt. Kokila D. Ambani, AAA Communications Pvt. Ltd; Hansdhwani Trading Company Pvt. Ltd. Sonata Investments Ltd., Reliance Capital Ltd. and Anil D. Ambani, Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Anadha Enterprise Pvt. Ltd., Bhavan Mercantile Pvt. Ltd., Reliance Innoventures Limited (post merger AAA Global Business Management Pvt. Ltd.into Reliance Innoventures Limited), and Reliance General Insurance Company Ltd.	
Date of Acquisition/sale	(a) September 28, 2006 (b) from 25th August 2006 to 31st August 2006.	
Date of receipt of intimation of allotment by acquirer/~~seller~~	September 29, 2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	(a) Allotment of 82,14,84,568 equity shares by Reliance Communications Limited in terms of the Scheme of Amalgamation and Arrangement, as sanctioned by the High Court of Gujarat at Ahmedabad vide order dated 18th July 2006 and the High Court of Judicature at Bombay vide order dated 21st July 2006 (b) Balance purchased from open market.	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition / ~~sale~~	54,24,13,530	26.50
(b) Shares/ voting rights acquired/~~sold~~	82,24,07,930	40.25
(c) Shares/VR of the acquirer/seller after acquisition/~~sale~~	136,48,21,460	66.75
Paid-up capital / total voting capital of the target company before the said acquisition	122,31,30,422 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	204,46,14,990 Equity shares of Rs. 5 each.	

Note: 1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Place: Mumbai
Date: 30.09.2006

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

September 30, 2006

Shri S. Subramanian
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosure under Regulation 7(3)**

We have received on September 29, 2006 disclosure from M/s. AAA Communication Private Limited, under Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). We enclose herewith the disclosure as required under Regulation 7(3) of the Regulations, with respect to the said disclosure received.

We have also received disclosure under Regulation 7(1A) from M/s. AAA Communication Private Limited for which separate disclosure under Regulation 7(3) is being made.

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	30.09.06	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii)The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1)		
Names of the acquirers/sellers and PACs with them	Smt. Kokila D. Ambani, AAA Communications Pvt. Ltd; Hansdhwani Trading Company Pvt. Ltd. Sonata Investments Ltd., Reliance Capital Ltd. and Anil D. Ambani, Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Anadha Enterprise Pvt. Ltd., Bhavan Mercantile Pvt. Ltd., Reliance Innoventures Limited (post merger AAA Global Business Management Pvt. Ltd.into Reliance Innoventures Limited), and Reliance General Insurance Company Ltd.	
Date of Acquisition/~~sale~~	September 28, 2006	
Date of receipt of intimation of allotment by acquirer/~~seller~~	September 29, 2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Allotment of shares by Reliance Communications Limited in terms of the Scheme of Amalgamation and Arrangement, as sanctioned by the High Court of Gujarat at Ahmedabad vide order dated 18th July 2006 and the High Court of Judicature at Bombay vide order dated 21st July 2006	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition / ~~sale~~	54,33,36,892	26.57
(b) Shares/ voting rights acquired/~~sold~~	82,14,84,568	40.18
(c) Shares/VR of the acquirer/seller after acquisition/~~sale~~	136,48,21,460	66.75
Paid-up capital / total voting capital of the target company before the said acquisition	122,31,30,422 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	204,46,14,990 Equity shares of Rs. 5 each.	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary
Place: Mumbai
Date: 30.09.2006